

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

Adrian Adams
Chief Executive Officer
Aralez Pharmaceuticals Inc.
7100 West Credit Avenue, Suite 101
Mississauga, Ontario L5N 0E4

     Re: Aralez Pharmaceuticals Inc.
          Registration Statement on Form S-3
          Filed November 9, 2017
          File No. 333-221484

Dear Mr. Adams:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                       Division of Corporation Finance
                       Office of Healthcare & Insurance

cc: Sean Ewen